FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 02, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
2 January 2024
Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 January 2024	107,691	221.30	218.80	220.0824	LSE
02 January 2024	45,054	220.10	218.90	219.4764	CHIX
02 January 2024	91,811	220.10	218.80	219.4112	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 186,860,681 Ordinary Shares in treasury and have 8,802,382,107 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
02 January 2024	08:04:12	BST	5300	219.50	BATE	1092111
02 January 2024	08:08:10	BST	5015	219.20	BATE	1094860
02 January 2024	08:15:03	BST	1033	219.80	BATE	1101737
02 January 2024	08:15:03	BST	3535	219.80	BATE	1101735
02 January 2024	08:16:13	BST	5355	219.40	BATE	1102525
02 January 2024	12:46:01	BST	5382	219.10	BATE	1252985
02 January 2024	13:03:02	BST	5342	218.80	BATE	1261145
02 January 2024	13:11:01	BST	5312	218.90	BATE	1264811
02 January 2024	13:13:00	BST	4598	218.80	BATE	1266008
02 January 2024	13:27:29	BST	3502	219.10	BATE	1273452
02 January 2024	13:27:29	BST	1461	219.10	BATE	1273450
02 January 2024	13:28:04	BST	465	219.00	BATE	1273910
02 January 2024	13:28:04	BST	3509	219.00	BATE	1273908
02 January 2024	13:28:04	BST	943	219.00	BATE	1273906
02 January 2024	13:34:56	BST	5657	219.60	BATE	1278364
02 January 2024	13:36:12	BST	5363	219.50	BATE	1278892
02 January 2024	13:43:24	BST	4646	219.40	BATE	1282309
02 January 2024	13:52:11	BST	4906	219.60	BATE	1286753
02 January 2024	13:59:06	BST	447	219.80	BATE	1290513
02 January 2024	13:59:06	BST	1279	219.80	BATE	1290511
02 January 2024	13:59:06	BST	2500	219.80	BATE	1290509
02 January 2024	13:59:06	BST	859	219.80	BATE	1290507
02 January 2024	13:59:06	BST	5320	219.80	BATE	1290505
02 January 2024	14:04:34	BST	5067	220.00	BATE	1294297
02 January 2024	14:11:14	BST	3074	220.10	BATE	1298549
02 January 2024	14:11:14	BST	1941	220.10	BATE	1298547
02 January 2024	08:04:06	BST	65	219.50	CHIX	1092033
02 January 2024	08:04:12	BST	2521	219.50	CHIX	1092113
02 January 2024	08:04:12	BST	2383	219.50	CHIX	1092109
02 January 2024	08:15:02	BST	4599	219.90	CHIX	1101709
02 January 2024	12:49:05	BST	5014	218.90	CHIX	1254383
02 January 2024	13:11:01	BST	5163	218.90	CHIX	1264809
02 January 2024	13:22:40	BST	1020	219.10	CHIX	1271123
02 January 2024	13:22:40	BST	4541	219.10	CHIX	1271121
02 January 2024	13:34:56	BST	4810	219.60	CHIX	1278362
02 January 2024	13:52:11	BST	5013	219.60	CHIX	1286751
02 January 2024	13:59:06	BST	5039	219.80	CHIX	1290503
02 January 2024	14:09:56	BST	745	220.10	CHIX	1297437
02 January 2024	14:09:56	BST	1123	220.10	CHIX	1297435
02 January 2024	14:09:56	BST	1818	220.10	CHIX	1297433
02 January 2024	14:09:56	BST	1200	220.10	CHIX	1297431
02 January 2024	08:02:55	BST	3906	219.70	LSE	1091098
02 January 2024	08:02:55	BST	2074	219.70	LSE	1091096
02 January 2024	08:05:24	BST	5937	218.90	LSE	1092981
02 January 2024	08:15:02	BST	5250	219.90	LSE	1101715
02 January 2024	08:15:02	BST	4879	219.90	LSE	1101713
02 January 2024	08:15:02	BST	1546	219.90	LSE	1101711
02 January 2024	08:20:04	BST	5556	220.20	LSE	1104934
02 January 2024	08:23:19	BST	5658	219.80	LSE	1106893
02 January 2024	10:00:36	BST	5126	220.20	LSE	1169518
02 January 2024	10:21:21	BST	5179	220.80	LSE	1179813
02 January 2024	10:50:53	BST	5858	221.00	LSE	1195061
02 January 2024	10:58:38	BST	3295	221.30	LSE	1198525
02 January 2024	10:58:38	BST	2057	221.30	LSE	1198523
02 January 2024	11:10:43	BST	5975	221.00	LSE	1204293
02 January 2024	11:16:53	BST	5955	221.10	LSE	1207574
02 January 2024	11:30:49	BST	5331	220.50	LSE	1214986
02 January 2024	11:30:49	BST	325	220.50	LSE	1214984
02 January 2024	11:34:26	BST	5462	220.20	LSE	1217670
02 January 2024	12:46:01	BST	5980	219.10	LSE	1252987
02 January 2024	13:13:00	BST	5112	218.80	LSE	1266010
02 January 2024	13:34:56	BST	5663	219.60	LSE	1278368
02 January 2024	13:52:11	BST	5664	219.60	LSE	1286755
02 January 2024	14:04:34	BST	5903	220.00	LSE	1294299

Date: 02 January 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary